EXHITIT 12.1
Ratio of Earnings to Fixed Charges—Continuing Operations

The Company's consolidated ratios of earnings to fixed charges—continuing operations for each of the periods indicated are set forth below:

	Year Ended December 31,

(Dollars in millions)	2003	2002	2001
Income from continuing operations before income taxes	$752	$786	$668

Combined fixed charges:
Interest expense of deposits	232	288	442
Interest of senior notes	6	—	—
Interest expense on senior bank notes	—	5	10
Interest expense on subordinated bank notes	14	14	14
Interest expense on guaranteed preferred beneficial interest in Company's junior subordinated debentures	18	18	18
Appropriate portion (1/3) of rent expense	9	8	9

Total combined fixed charges	$279	$333	$493

Total combined fixed charges (excluding interest expense on deposits)	$47	$45	$51

Earnings before income taxes and fixed charges	$1,031	$1,119	$1,161

Ratio of earnings to fixed charges (including interest expense on deposits)	3.70 x	3.36 x	2.36 x

Ratio of earnings to fixed charges (excluding interest expense on deposits)	17.05 x	18.37 x	14.22 x